UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

 ☒        ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-15170

GSK Puerto Rico 401(k) Plan

c/o GlaxoSmithKline LLC

FMC Tower at Cira Centre South

2929 Walnut Street, Suite 1700

Philadelphia, PA  19104

(Full Title of Plan and Address of Plan, if Different from that of Issuer Named Below)

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK Puerto Rico 401(k) Plan

	By:	/s/ Maureen Epstein
Maureen Epstein
US Rewards and Benefit Director

Date: June 28, 2022

2

GSK Puerto Rico 401(k) Plan Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021 and Supplemental Schedule as of December 31, 2021

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2021 and 2020	2

Statement of Changes in Net Assets Available for Benefits For Year Ended December 31, 2021	3

Notes to Financial Statements As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021	4–11

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2021	12

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of GSK Puerto Rico 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK Puerto Rico 401(k) Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Philadelphia, Pennsylvania

June 13, 2022

We have served as the auditor of the Plan since 2019.

1

GSK Puerto Rico 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2021 and 2020

	2021	2020
Assets
Investments at fair value	$89,939,103	$76,339,272
Total investments	89,939,103	76,339,272

Receivables
Employer contributions	294,817	201,332
Participant contributions	203,088	190,383
Dividends and interest	187,241	120,891
Total receivables	685,146	512,606

Cash	17,344	17,231
Total assets	90,641,593	76,869,109

Liabilities
Accrued investment management fees	1,655	1,118
Total liabilities	1,655	1,118
Net assets available for benefits	$90,639,938	$76,867,991

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For Year Ended December 31, 2021

2021
Additions to net assets attributed to
Investment income
Interest income	$8
Dividend income	1,300,630
Net appreciation in fair value of investments	10,695,612
Total investment income	11,996,250

Contributions

Rollover contributions	224,207
Participant	4,853,246
Employer	5,340,173
Total contributions	10,417,626
Net additions	22,413,876
Deductions from net assets attributed to
Benefits paid to participants	8,636,300
Administrative expenses and investment management fees	5,629
Total deductions	8,641,929
Net increase in net assets	13,771,947

Net assets available for benefits
Beginning of year	76,867,991
End of year	$90,639,938

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

1.	Description of the Plan

The following description of the GSK Puerto Rico 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by GSK Puerto Rico, Inc. (“GSK” or the “Company”). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan’s year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other Puerto Rico qualified retirement plans, subject to the terms of the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

Effective January 1, 2021, the Company makes contributions to the accounts of employees with one hour of credited service. The Company makes contributions to the accounts of employees with one hour of credited service in two ways. The Company matches 100% of employee pre-tax contributions up to 4% of the employee’s eligible pay as defined by the Plan Document. If Hacienda limits restricts pre-tax contributions to less than 4% of eligible pay, after-tax contributions will be matched to provide a total matching contribution of 4% of eligible pay. Additionally, the Company provides for GSK core contributions of 7% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

During 2021 the total amount of the employee and employer contributions was $10,417,626; rollover contributions of $224,207 are included in this amount.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant’s relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund (the “GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account. The Plan’s investments include the GSK Stock Fund. The GSK Stock Fund is comprised of GSK American Depository Shares (ADRs). Each ADR represents two ordinary shares of GlaxoSmithKline plc. In addition, the GSK Stock Fund holds a small percentage invested in the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA) for liquidity.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Nonparticipant-Directed Investments

If a participant does not designate an investment direction, their future contributions and earnings will be invested in the age-appropriate Vanguard Target Retirement Trust Plus fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions, plus actual earnings thereon.

Payment of Benefits

While employed, participants may withdraw their after-tax contributions, and prior company matching contributions. Current company matching contributions may not be withdrawn until termination of employment.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death.

Participants with account balances less than $5,000 must take an immediate distribution and can receive investments in the GSK Stock Fund in GSK ADRs. Participants can choose whether to rollover their payment or take a payment in cash. Participants who do not make an election will receive their payment in cash.

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance; (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs.

Administrative Expenses

Investment management fees are borne by Plan participants. Investment management fees for certain funds are recorded as Administrative Expenses and Investment Management Fees in the Statement of Changes in Net Assets Available for Benefits. Other Investment management fees are deducted from the respective fund investment returns. During the year ended December 31, 2021, the Company paid administrative expenses of $249,000 on behalf of the Plan.

In addition to the Administrative Expenses and Investment Management Fees borne by Plan participants, during the year ended December 31, 2021 the Company paid to Banco Popular de Puerto Rico, the Trustee $75,672 and State Street Bank and Trust Company, the custodian $45,299 for 2021.

2.	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Cash

Cash represents the cash balance held in a deposit account at Banco Popular de Puerto Rico (“BPPR”). The Trustee of the Plan is BBPR (the Trustee); the deposit account is used to receive contributions from the Company and remit to State Street Bank and Trust Company and receive payment of benefits from State Street Bank and Trust Company for payment to participants. Interest earned is used to pay administrative expenses of the Plan. There was no interest earned on cash balances as of December 31, 2021.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as defined by the FASB Accounting Standards Codification (ASC) 820. Plan Management determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2021 and 2020.

●	Common stock: valued at the closing price reported on the active market on which the individual security is traded.

●	Money market fund and mutual funds: Valued at the daily closing price as reported by the fund. These funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.

●	Common collective trust funds: valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants

Benefits paid to participants from participants’ accounts are recorded when paid.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly.  It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The Plan adopted ASU 2018-13 on January 1, 2020 retrospectively. The adoption of this ASU did not have a material impact on the Plan’s financial statements.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Common stock	$10,021,990	$—	$—	$10,021,990
Money market fund	94,458	—	—	94,458
Mutual funds	27,293,647	—	—	27,293,647
	37,410,095	—	—	37,410,095
Investments measured at net asset value as a practical expedient (a)	—	—	—	52,529,008
	$37,410,095	—	—	$89,939,103

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Common stock	$8,275,584	$—	$—	$8,275,584
Money market fund	162,175	—	—	162,175
Mutual funds	20,493,411	—	—	20,493,411
	28,931,170	—	—	28,931,170
Investments measured at net asset value as a practical expedient (a)	—	—	—	47,408,102
	$28,931,170	$—	$—	$76,339,272

(a) Certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2021 and 2020, respectively.

	December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
*	State Street Global Advisors Funds	$41,628,536	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

	Vanguard Retirement Savings Trust IV	7,879,097	n/a	Daily subject to frequent trading provisions	No defined period.

	BlackRock Government Short Term Investment Fund	3,021,375	n/a	Avg 10 per month	In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.

	Total December 31, 2021	$52,529,008

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

	December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
*	State Street Global Advisors Funds	$35,757,038	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

	Vanguard Retirement Savings Trust IV	8,003,401	n/a	Daily subject to frequent trading provisions	12 months’ advance notice for a full or partial redemption of trust units at full book-value or 30 business days’ notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.

	BlackRock Government Short Term Investment Fund	3,647,663	n/a	Avg 10 per month	In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.

	Total December 31, 2020	$47,408,102

*State Street Global Advisor Funds includes 4 funds (for 2021, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held Common Collective Trust Section)

4.	Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the custodian of the Plan and therefore, related transactions qualify as party-in-interest transactions. BPPR remits all contributions received from the Company to State Street Bank and Trust Company who invests these contributions as directed by participants. BPPR makes distributions from the Plan in accordance with the Agency Agreement.

During the year ended December 31, 2021, the Plan purchased $10,231,112 and sold $10,211,890 of the GSK Stock Fund, which included purchases of $4,250,681 and sales of $4,175,870 of GSK ADRs, respectively, and received dividends of $503,285.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Tax Status

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the “PRIRC”), enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The Government of Puerto Rico Treasury Department has determined and informed the Company by a letter dated April 22, 2008 that the Plan and trust established thereunder is exempt from local income taxes. Although the Plan has been amended since receiving the above letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the PRIRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

7.	Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Included in investments at December 31, 2021 and 2020, are shares of GSK’s common stock of $10,021,990 and $8,275,584 respectively. This investment represents 11.07 percent and 10.77 percent of net assets available for benefits at December 31, 2021 and 2020, respectively. A significant decline in the market value of GSK’s stock would affect the net assets available for benefits.

As of December 31, 2021 and 2020, the following investments represent 5.0 percent or more of the net assets available for benefits:

2021
Investment	Fair Value of Investment
State Street S&P 500 Equity Index Fund (NL Class A)	$24,882,842
GlaxoSmithKline plc ADR	10,021,990
Vanguard Retirement Savings Trust IV	7,879,097
State Street US Extended Market Equity Index Fund (NL Class C)	7,801,138
State Street Global All Cap Equity Ex-US Index (NL Class A)	5,190,410

2020
Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$17,713,760
GlaxoSmithKline plc ADR	8,275,584
Vanguard Retirement Savings Trust IV	8,003,401
State Street US Extended Market Index Non-Lending Series Fund (Class C)	6,599,860
State Street International Index Non-Lending Series Fund (Class A)	4,358,018
State Street US Bond Index Non-Lending Series Fund (Class A)	3,912,219

There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits at December 31, 2021 and 2020.

Current events

The ongoing novel coronavirus (COVID-19) was declared a pandemic by the World Health Organization on March 11, 2020. The outbreak has negatively impacted the world economy and common stock share prices for many companies, including GSK PLC’s common stock share price. The Plan’s investment in the common stock of GSK PLC is stated at fair value based on the closing price of $44.10 per share at December 31, 2021. The impact of COVID-19 on companies continues to evolve rapidly and its future effects on the Plan’s financials statements are uncertain.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

In February 2020, Puerto Rico Treasury provided the option for retirement plan sponsors to offer temporary tax-favored treatment for participant withdrawals due to the recent earthquakes. In March 2020, Puerto Rico Treasury amended the earthquake relief to also include relief related to COVID-19. The provisions of the tax relief relating to the earthquakes and COVID-19 may be effective and operationalized immediately, prior to amending the Plan Document.

Plan management has adopted certain tax relief provisions relating to withdrawals which became effective in April 2020.  The Plan will formally be amended by the end of the 2022 plan year.

GSK core contributions have changed to 7% effective January 1, 2021, for eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan.

Effective February 25, 2021 two new investment funds were added to the GSK Puerto Rico 401(k) Plan menu, and two investment funds were removed from the Plan.

8.	Subsequent Events

Subsequent events were evaluated through June 13th ,2022, the date the financial statements were issued.

GSK’s Consumer Healthcare business will become an independent company through a proposed demerger from GSK in mid-2022. The new business will be called Haleon. A defined contribution plan is being established for Consumer Healthcare Puerto Rico employees and they will join this plan at or before the date of the Demerger. The US defined contribution plan assets related to Consumer Healthcare employees will be transferred to this plan.

Supplemental Schedule

GSK Puerto Rico 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2021

Plan Number (PN): 002          EIN: 66-0613421

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Fair Value
*	GlaxoSmithKline plc ADR	Common stock	**	$10,021,990
				$10,021,990

*	State Street Institutional Treasury Money Market Fund (Premier share class)	Money market fund	**	94,458
				94,458

	Vanguard Institutional Target Retirement Income Fund	Mutual fund	**	1,532,405
	Vanguard Institutional Target Retirement 2015 Fund	Mutual fund	**	655,316
	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund	**	2,695,908
	Vanguard Institutional Target Retirement 2025 Fund	Mutual fund	**	3,508,442
	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund	**	3,921,548
	Vanguard Institutional Target Retirement 2035 Fund	Mutual fund	**	4,153,395
	Vanguard Institutional Target Retirement 2040 Fund	Mutual fund	**	3,417,466
	Vanguard Institutional Target Retirement 2045 Fund	Mutual fund	**	3,826,345
	Vanguard Institutional Target Retirement 2050 Fund	Mutual fund	**	1,638,264
	Vanguard Institutional Target Retirement 2055 Fund	Mutual fund	**	1,161,440
	Vanguard Institutional Target Retirement 2060 Fund	Mutual fund	**	769,694
	Vanguard Institutional Target Retirement 2065 Fund	Mutual fund	**	13,424
				27,293,647

	Vanguard Retirement Savings Trust IV	Common collective trust fund	**	7,879,097
*	State Street S&P 500 Equity Index Fund (NL Class A)	Common collective trust fund	**	24,882,842
*	State Street US Bond Index Fund (NL Class A)	Common collective trust fund	**	3,754,146
*	State Street Global All Cap Equity Ex-US Index (NL Class A)	Common collective trust fund	**	5,190,410
*	State Street US Extended Market Equity Index Fund (NL Class C)	Common collective trust fund	**	7,801,138
	BlackRock Government Short Term Investment Fund	Common collective trust fund	**	3,021,375
				52,529,008

		Total Investments		$89,939,103

*	Denotes a party-in interest.

**	Historical cost information is not required for participant directed investments.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	CONSENT DELOITTE & TOUCHE LLP INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM